# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YHN Acquisition I Ltd, CIK 0002020987
CUSIP: G1514D101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2/F, Hang Seng Building,, 200 Hennessy Road,, Wanchai, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-24-044549
Filed by CIK 0001878495

## Reporting persons
- ATW SPAC MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 104,676; sole dispositive power 0; shared dispositive power 104,676; aggregate amount beneficially owned 104,676 (1.3% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 179,876; sole dispositive power 0; shared dispositive power 179,876; aggregate amount beneficially owned 179,876 (2.3% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 179,876; sole dispositive power 0; shared dispositive power 179,876; aggregate amount beneficially owned 179,876 (2.3% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: YHN Acquisition I Ltd
Address of issuer's principal executive offices: 2/F, Hang Seng Building, 200 Hennessy Road Wanchai, Hong Kong, 999077

## Item 2. Person Filing
Name of person filing:
ATW SPAC Management LLC*
Antonio Ruiz-Gimenez*
Kerry Propper*
Address of principal business office or, if none, residence: 1 Pennsylvania Plaza, 48th Floor New York, New York 10119
Citizenship:
ATW SPAC Management LLC- Delaware
Antonio Ruiz-Gimenez - Spain
Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
ATW SPAC Management LLC - 104,676*
Antonio Ruiz-Gimenez - 179,876*
Kerry Propper - 179,876*

*The Ordinary Shares (the "Shares") of YHN Acquisition I Ltd (the "Issuer") are held by (1) one or more private funds managed by ATW SPAC Management LLC, a registered investment adviser (the "Adviser"), which has been delegated exclusive authority to vote and/or direct the disposition of certain of such Shares and a (2) a private fund, SZOP Multistrat LP, managed by an affiliate of the Adviser. Antonio Ruiz-Gimenez and Kerry Propper are managing members of the Adviser and its affiliate. The percentages reported herein are based upon the 7,975,000 Shares issued and outstanding as of October 2, 2024 as disclosed in the Issuer's Form 10-Q filed with the SEC on November 4, 2024. This report shall not be deemed an admission that any reporting person herein or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person's pecuniary interest therein, if any.
Percent of class:
ATW SPAC Management LLC - 1.3%
Antonio Ruiz-Gimenez - 2.3%
Kerry Propper - 2.3
Sole power to vote or to direct the vote:
ATW SPAC Management LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
ATW SPAC Management LLC- 104,676
Antonio Ruiz-Gimenez - 179,876
Kerry Propper - 179,876
Sole power to dispose or to direct the disposition:
ATW SPAC Management LLC- 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
ATW SPAC Management LLC- 104,676
Antonio Ruiz-Gimenez - 179,876
Kerry Propper - 179,876

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW SPAC MANAGEMENT LLC: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Co-Managing Member (02/13/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (02/13/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (02/13/2025)